UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 6, 2008

—————————————

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	0-6835	35-1286807
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 8.01. OTHER EVENTS.

On May 6, 2008, Irwin Financial Corporation issued a press release announcing its 2008 First Quarter Results Conference Call attached as Exhibit 99.1. This filing under 8.01 is made for purposes of Regulation FD.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

d.) Exhibits

<u>Exhibit No.</u>	<u>Description</u>
99.1	Press Release of Irwin Financial Corporation dated May 6, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: May 6, 2008   By: /s/ Jody A. Littrell

_____

JODY A. LITTRELL
First Vice President and Controller

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Irwin Financial Corporation dated May 6, 2008.

Exhibit 99.1

NEWS RELEASE

For further information, contact:

Suzie Singer, Corporate Communications   812.376.1917

May 6, 2008   For immediate release

**IRWIN FINANCIAL CORPORATION ANNOUNCES
2008 FIRST QUARTER RESULTS CONFERENCE CALL**

(Columbus, IN) IRWIN FINANCIAL CORPORATION (NYSE: IFC) intends to release its
First Quarter 2008 operating results on May 7, 2008.

At 9:00 a.m. EDT, on Wednesday, May 7, the Corporation will hold a conference call to review
results. The toll-free number for the call will be (800) 559-2403; please tell the operator you
would like to join the Irwin Financial call, Confirmation #21603916. A Corporation news release
will be available on PR Newswire and on the Irwin Financial website before the call. Greg
Ehlinger, CFO, Will Miller, CEO, and Jody Littrell, First Vice President and Controller, will be
the speakers on the call. A replay of the call will be available on the Irwin Financial Corporation
website at http://www.irwinfinancial.com/investors/index_ir.htm.

Information provided and statements made during the call that are not purely historical are
forward-looking statements within the meaning of the Private Securities Litigation Reform Act of
1995, including statements of the Corporation's expectations, hopes, beliefs and intentions on
strategies for the future. It is important to note that the Corporation's actual future results could
differ materially from those projected in such forward-looking statements because of a number of
factors, including, but not limited to, general economic, business and financial conditions,
governmental action, competitor activity, expense volatility, changes in applicable accounting
policies or principles, and other risks detailed from time to time in IFC Securities and Exchange
Commission filings.

Irwin® Financial Corporation (http://www.irwinfinancial.com) is a bank holding company, with a
history tracing to 1871. The Corporation, through its principal lines of business, provides a broad
range of financial services to small businesses and consumers in select markets in the United
States and Canada.